CIBT EDUCATION GROUP INC.
International Head Office: Suite 1200, 777 West Broadway Vancouver, BC V5Z 4J7
Tel: 604.871.9909 Fax: 604.871.9919
Email: info@cibt.net
web: www.cibt.net www.cibt.edu www.cibt-bh.edu.cn www.help-ads.com

TSX-V: CPT	January 7th, 2008
OTC.BB (US): CPTPF

CIBT Closes Final Tranche of Non-Brokered Financing

CIBT Education Group Inc (TSX-V: CPT; OTC.BB (US): CPTPF) reports that it has closed the oversubscribed final tranche of the non-brokered portion of the equity private placement announced on November 13, 2007, raising gross proceeds of approximately $2.4 million. Gross proceeds from the private placement, including the brokered portion and first tranche of the non-brokered portion that closed on November 28th, totaled $7.6 million.

The funds from the final tranche were raised by the issuance of 1,265,042 common shares at a purchase price of $1.90 per share, together with share purchase warrants for the purchase of 632,522 common shares for a period of two years at an exercise price of $2.25 per share. If CIBT’s shares trade at a price of $3.38 or higher for 120 consecutive trading days, then, at CIBT’s election, any unexercised warrants will automatically expire on the 30th day following the delivery of written notice.

As part of the closing of the final tranche, CIBT paid Blackmont Capital Inc. a cash commission of approximately $20,000 and a finder’s warrant for the purchase of 22,500 common shares at a price of $1.90 in the first year and $2.25 in the second year.

The securities issued in the final tranche are subject to a hold period expiring on May 7, 2008.

About CIBT Education Group Inc.:

CIBT Education Group, headquartered in Canada, is an education management company with operations internationally. With its Sprott-Shaw subsidiary founded in 1904, CIBT Education Group has a long track record of success in the international business arena. Its Chinese subsidiary, CIBT School of Business has been a leading business, technology and technical school in China since 1994. Sprott-Shaw and CIBT deliver Canadian, Chinese, and internationally accredited business and management degree programs, automotive, diesel and marine maintenance programs, IT programs, and career/vocational programs through its network of campuses in Canada, China, Jordan, Vietnam, and the Philippines.

CIBT Education Group Inc.

Toby Chu President & CEO

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